 ALAMOS GOLD INC.

SECOND QUARTER 2019 REPORT
June 30, 2019
(Prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and stated in millions of United States dollars, unless otherwise indicated)

INDEX

Unaudited Condensed Interim Consolidated Financial Statements
▪Condensed Interim Consolidated Statements of Financial Position
▪Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
▪Condensed Interim Consolidated Statements of Changes in Equity
▪Condensed Interim Consolidated Statements of Cash Flows
▪Notes to Condensed Interim Consolidated Financial Statements

Q2 2019 FINANCIAL REPORT

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - stated in millions of United States dollars)

	June 30, 2019	December 31, 2018
A S S E T S
Current Assets
Cash and cash equivalents	$183.2	$206.0
Equity securities (note 11)	15.8	7.8
Amounts receivable (note 3)	36.3	40.5
Inventory (note 4)	124.5	110.2
Other current assets	15.0	15.5
Total Current Assets	374.8	380.0

Non-Current Assets
Long-term inventory (note 4)	29.8	30.0
Mineral property, plant and equipment (note 5)	2,850.5	2,813.3
Other non-current assets	43.4	41.9
Total Assets	$3,298.5	$3,265.2

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities (note 6)	$115.9	$118.7
Income taxes payable	13.1	6.2
Total Current Liabilities	129.0	124.9

Non-Current Liabilities
Deferred income taxes	486.0	491.5
Decommissioning liabilities	44.3	44.9
Other non-current liabilities	3.1	1.6
Total Liabilities	662.4	662.9

E Q U I T Y
Share capital (note 7)	$3,686.0	$3,705.2
Contributed surplus	92.7	87.3
Warrants	—	3.9
Accumulated other comprehensive loss	(5.0)	(9.2)
Deficit	(1,137.6)	(1,184.9)
Total Equity	2,636.1	2,602.3
Total Liabilities and Equity	$3,298.5	$3,265.2
Commitments (note 12)
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

2	Alamos Gold Inc.

Q2 2019 FINANCIAL REPORT

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
(Unaudited - stated in millions of United States dollars, except share and per share amounts)

	For three months ended		For six months ended
	June 30,	June 30,	June 30,	June 30,
	2019	2018	2019	2018
OPERATING REVENUES	$168.1	$168.9	$324.2	$342.0

COST OF SALES
Mining and processing	86.4	101.3	168.6	198.2
Royalties (note 12)	3.4	6.3	8.8	12.0
Amortization	41.3	42.4	80.7	84.5
	131.1	150.0	258.1	294.7
EXPENSES
Exploration	1.5	2.2	3.1	6.1
Corporate and administrative	4.6	4.6	10.1	9.0
Share-based compensation (note 7)	2.7	2.5	6.0	4.1
	139.9	159.3	277.3	313.9
EARNINGS FROM OPERATIONS	28.2	9.6	46.9	28.1

OTHER EXPENSES
Finance expense	(0.7)	(0.9)	(1.2)	(1.8)
Foreign exchange gain (loss)	0.1	(2.1)	0.3	(3.4)
Other (loss) gain (note 8)	(0.5)	2.0	1.7	1.3
EARNINGS BEFORE INCOME TAXES	$27.1	$8.6	$47.7	$24.2

INCOME TAXES
Current income tax expense	(7.2)	(5.7)	(14.7)	(13.7)
Deferred income tax recovery (expense)	3.7	(11.8)	7.4	(18.8)
NET EARNINGS (LOSS)	$23.6	($8.9)	$40.4	($8.3)

Items that may be subsequently reclassified to net earnings:
Unrealized gain (loss) on currency hedging instruments, net of taxes	1.7	(4.0)	5.0	(5.4)
Unrealized (loss) gain on fuel hedging instruments, net of taxes	(0.1)	—	0.5	—
Items that will not be reclassified to net earnings:
Unrealized loss on equity securities, net of taxes	(3.6)	(2.5)	(1.3)	(1.5)
Total other comprehensive (loss) income	($2.0)	($6.5)	$4.2	($6.9)
COMPREHENSIVE INCOME (LOSS)	$21.6	($15.4)	$44.6	($15.2)

EARNINGS (LOSS) PER SHARE (note 7)
– basic	$0.06	($0.02)	$0.10	($0.02)
– diluted	$0.06	($0.02)	$0.10	($0.02)
Weighted average number of common shares outstanding (000's)
– basic	389,218	389,602	389,475	389,429
– diluted	392,974	389,602	393,203	389,429
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

3	Alamos Gold Inc.

Q2 2019 FINANCIAL REPORT

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Changes in Equity
(Unaudited - stated in millions of United States dollars)

	For six months ended
	June 30,	June 30,
	2019	2018
SHARE CAPITAL (note 7)
Balance, beginning of the year	$3,705.2	$3,691.7
Repurchase and cancellation of common shares (note 7)	(26.1)	—
Issuance of shares through flow-through share agreements (note 7)	5.9	—
Issuance of shares related to share-based compensation	0.6	0.7
Issuance of shares related to exercise of warrants	—	0.6
Transfer from contributed surplus of share-based compensation redeemed	0.4	0.2
Balance, end of period	$3,686.0	$3,693.2

CONTRIBUTED SURPLUS
Balance, beginning of the year	$87.3	$89.5
Share-based compensation	3.4	3.6
Transfer to share capital of share-based compensation redeemed	(0.4)	(0.2)
Distribution of share-based compensation	(1.5)	—
Reclassification of expiration of warrants (note 7)	3.9	—
Balance, end of period	$92.7	$92.9

WARRANTS
Balance, beginning of the year	$3.9	$4.0
Exercise of warrants	—	(0.2)
Issuance of warrants	—	0.1
Expiration of warrants (note 7)	(3.9)	—
Balance, end of period	$0.0	$3.9

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance, beginning of the year on equity securities	($7.3)	$7.0
Realized gain on sale of equity securities, reclassified to deficit, net of tax	—	(12.5)
Unrealized loss - equity securities, net of taxes	(1.3)	(1.5)
	($8.6)	($7.0)

Balance, beginning of the year on currency hedging instruments	($1.4)	6.0
Unrealized gain (loss) on currency hedging instruments, net of taxes	5.0	(5.4)
	$3.6	$0.6

Balance, beginning of the year on fuel hedging instruments	(0.5)	—
Unrealized gain on fuel hedging instruments, net of taxes	0.5	—
	—	—
Balance, end of period	($5.0)	($6.4)

DEFICIT
Balance, beginning of the year	($1,184.9)	($1,117.0)
Dividends (note 7(e))	(7.8)	(3.9)
Repurchase and cancellation of common shares (note 7)	14.7	—
Reclassification of realized gain on sale of equity securities, net of tax	—	12.5
Net earnings	40.4	(8.3)
Balance, end of period	($1,137.6)	($1,116.7)

TOTAL EQUITY	$2,636.1	$2,666.9
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

4	Alamos Gold Inc.

Q2 2019 FINANCIAL REPORT

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited - stated in millions of United States dollars)

	For three months ended		For six months ended
	June 30,	June 30,	June 30,	June 30,
	2019	2018	2019	2018
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net earnings (loss) for the period	$23.6	($8.9)	$40.4	($8.3)
Adjustments for items not involving cash:
Amortization	41.3	42.4	80.7	84.5
Foreign exchange (gain) loss	(0.1)	2.1	(0.3)	3.4
Current income tax expense	7.2	5.7	14.7	13.7
Deferred income tax (recovery) expense	(3.7)	11.8	(7.4)	18.8
Share-based compensation	2.7	2.5	6.0	4.1
Finance expense	0.7	0.9	1.2	1.8
Other items (note 9)	(2.0)	(1.8)	(3.9)	(0.7)
Changes in working capital and cash taxes (note 9)	2.6	7.8	(16.7)	4.0
	72.3	62.5	114.7	121.3
INVESTING ACTIVITIES
Mineral property, plant and equipment	(71.1)	(53.4)	(124.4)	(104.9)
Proceeds from sale of equity securities	—	—	—	24.9
Other	(1.1)	—	(1.1)	—
	(72.2)	(53.4)	(125.5)	(80.0)
FINANCING ACTIVITIES
Repayment of equipment financing obligations	(0.7)	(1.0)	(1.8)	(2.2)
Repurchase and cancellation of common shares (note 7)	(0.8)	—	(11.4)	—
Proceeds from the exercise of options and warrants	—	0.4	0.6	1.1
Dividends paid	(3.9)	(3.9)	(7.8)	(3.9)
Proceeds from issuance of flow-through shares	7.5	—	7.5	—
	2.1	(4.5)	(12.9)	(5.0)
Effect of exchange rates on cash and cash equivalents	0.4	(1.3)	0.9	(2.0)
Net increase (decrease) in cash and cash equivalents	2.6	3.3	(22.8)	34.3
Cash and cash equivalents - beginning of period	180.6	231.8	206.0	200.8
CASH AND CASH EQUIVALENTS - END OF PERIOD	$183.2	$235.1	$183.2	$235.1
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

5	Alamos Gold Inc.

Q2 2019 FINANCIAL REPORT

ALAMOS GOLD INC.
Notes to Condensed Interim Consolidated Financial Statements
June 30, 2019 and 2018
(Unaudited - in United States dollars, unless otherwise indicated, tables stated in millions of United States dollars)

1.	NATURE OF OPERATIONS
Alamos Gold Inc. ("Alamos"), a company incorporated under the Business Corporation Act (Ontario), and its wholly-owned subsidiaries (collectively the “Company”) are engaged in the acquisition, exploration, development and extraction of precious metals. The Company owns and operates the Young-Davidson and Island Gold mines in Canada, as well as the Mulatos and El Chanate mines in Mexico. In addition, the Company owns the Kirazlı, Ağı Dağı and Çamyurt gold development projects in Turkey, the Lynn Lake gold project in Canada, the Esperanza gold project in Mexico, as well as an option to acquire a 100% interest in the Quartz Mountain gold project in Oregon, USA.
Alamos is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI).
The Company’s registered office is located at 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3.

2.	BASIS OF PREPARATION
Statement of Compliance
These condensed interim consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These statements were prepared using the same accounting policies and methods of computation as the Company’s consolidated financial statements for the year ended December 31, 2018, except as noted below.
These condensed interim consolidated financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2018 prepared in accordance with IFRS as issued by the IASB.
The Company adopted the following accounting standards and amendments to accounting standards, effective January 1, 2019:
Leases accounting policy
The Company has adopted IFRS 16, Leases ("IFRS 16") on January 1, 2019. The objective of IFRS 16 is to recognize substantially all leases on balance sheet for lessees. IFRS 16 requires lessees to recognize a "right-of-use" asset and a lease liability calculated using a prescribed methodology. The Company has adopted IFRS 16 using the modified retrospective approach which does not require restatement of comparative periods. Comparative information has not been restated and continues to be reported under IAS 17, Leases (“IAS 17”), and IFRIC 4, Determining Whether an Arrangement Contains a Lease (“IFRIC 4”). The details of accounting policies under IAS 17 and IFRIC 4 are disclosed separately if they are different from those under IFRS 16.
At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract contains the right to control the use of the identified asset, the Company assesses whether:

•
The contract involves the use of an identified asset - this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

•	The Company has the right to obtain substantially all of the economic benefits from use of the asset through the period of use; and

•
The Company has the right to direct the use of the asset. The Company has this right when it has the decision making rights that are most relevant to changing how and for what purpose the asset is used.

At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

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Q2 2019 FINANCIAL REPORT

As a lessee, the Company recognizes a right-of-use asset, which is included in mineral property, plant and equipment, and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. Lease payments included in the measurement of the lease liability are comprised of:

•	fixed payments, including in-substance fixed payments, less any lease incentives receivable;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee;

•	exercise prices of purchase options if the Company are reasonably certain to exercise that option; and

•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in our estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to net earnings.

The Company will elect not to recognize assets and lease liabilities for short-term leases, that have a lease term of 12 months or less, and leases of low-value assets. Lease payments associated with these leases will be recognized as an expense over the lease term. The Company will elect to apply the practical expedient to account for each lease component and any non-lease components as a single lease component.

IFRS 16 adoption

The Company adopted IFRS 16 as at January 1, 2019 in accordance with the transitional provisions outlined in the standard, using the modified retrospective approach.

On adoption of IFRS 16, the Company recognized a right-of-use asset of $2.4 million, measured at the amount equal to the lease liability and discounted to January 1, 2019. As well, the Company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The Company's weighted average incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 4.5%.

Operating lease commitments at December 31, 2018	2.9
Discounted using the incremental borrowing rate at January 1, 2019	2.4
Financing lease commitments recorded at December 31, 2018	3.0
Total lease liability at January 1, 2019	5.4
Less: current portion of lease liabilities at January 1, 2019	(2.8)
Long term lease liabilities at January 1, 2019	2.6

The adoption of IFRS 16 did not have a significant impact to the balance sheet, however did result in the recognition of additional right of use assets and lease liabilities on the balance sheet, and a corresponding increase in depreciation and interest expense. The Company also expects cash flows from operating activities to increase under IFRS 16 as lease payments for substantially all leases will be recorded as financing outflows in the consolidated statement of cash flows as opposed to operating cash flows.

7	Alamos Gold Inc.

Q2 2019 FINANCIAL REPORT

The Company adopted IFRIC 23, Uncertainty over Income Tax Treatments (“IFRIC 23”) on January 1, 2019 with retrospective application. IFRIC 23 clarifies the recognition and measurement requirements when there is uncertainty over income tax treatments. The effect of uncertain tax treatments are recognized at the most likely amount or expected value. The adoption of IFRIC 23 had no impact on the condensed interim consolidated financial statements.

Future accounting standard changes, not effective as of June 30, 2019:

On October 22, 2018, the IASB issued amendments to IFRS 3 Business Combinations, that seek to clarify whether a transaction results in an asset or a business acquisition. The amendments include an election to use a concentration test. This is a simplified assessment that results in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. If a preparer chooses not to apply the concentration test, or the test is failed, then the assessment focuses on the existence of a substantive process. The amendments apply to businesses acquired in annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted. The Company will apply the requirements of the amendments to transactions entered into after January 1, 2020.
The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on July 30, 2019.

3.	AMOUNTS RECEIVABLE

	June 30, 2019	December 31, 2018
Sales tax receivables
Canada	$7.1	$10.6
Mexico	18.2	17.5
Other	3.8	3.4
Concentrate receivable	1.0	2.3
Other receivables	6.2	6.7
	$36.3	$40.5

4.	INVENTORY

	June 30, 2019	December 31, 2018
In-process precious metals	$59.7	$53.6
Ore in stockpiles	32.1	35.4
Parts and supplies	50.4	45.7
Dore, refined precious metals and gold in concentrate	12.1	5.5
	154.3	140.2
Less: Long-term inventory	(29.8)	(30.0)
	$124.5	$110.2
Long term inventory consists of long-term stockpiles which are expected to be recovered after one year.
The amount of inventories recognized in mining and processing costs for the three and six months ended June 30, 2019 were $88.7 million and $172.8 million (three and six months ended June 30, 2018 - $103.2 million and $201.5 million). The amount of inventories recognized in amortization costs for the three and six months ended June 30, 2019 were $41.3 million and $80.7 million (three and six months ended June 30, 2018 - $42.4 million and $84.5 million).

8	Alamos Gold Inc.

Q2 2019 FINANCIAL REPORT

5.	MINERAL PROPERTY, PLANT AND EQUIPMENT

		Mineral property
	Plant and equipment	Depletable	Non-depletable	Exploration and evaluation	Total
Cost
At December 31, 2017	$1,103.0	$2,118.3	$80.5	$326.9	$3,628.7
Additions	118.5	76.3	15.3	16.4	226.5
Transfer	—	90.7	—	(90.7)	—
Disposals	(8.8)	—	—	—	(8.8)
At December 31, 2018	$1,212.7	$2,285.3	$95.8	$252.6	$3,846.4
Additions	50.7	55.6	6.5	6.0	118.8
Right-of-use assets (i)	2.4	—	—	—	2.4
At June 30, 2019	$1,265.8	$2,340.9	$102.3	$258.6	$3,967.6

Accumulated amortization and impairment charges
At December 31, 2017	$333.9	$530.0	$5.1	$6.3	$875.3
Amortization	72.4	88.1	—	—	160.5
Disposals	(2.7)	—	—	—	(2.7)
At December 31, 2018	$403.6	$618.1	$5.1	$6.3	$1,033.1
Amortization	35.2	48.8	—	—	84.0
At June 30, 2019	$438.8	$666.9	$5.1	$6.3	$1,117.1

Net carrying value
At December 31, 2018	$809.1	$1,667.2	$90.7	$246.3	$2,813.3
At June 30, 2019	$827.0	$1,674.0	$97.2	$252.3	$2,850.5
The net carrying values by segment (note 10) are as follows:

		Mineral property
	Plant and equipment	Depletable	Non-depletable	Exploration and evaluation	Total
Young-Davidson	$619.5	$731.6	$97.2	—	$1,448.3
Mulatos	120.1	109.4	—	—	229.5
Island Gold	82.3	720.1	—	—	802.4
El Chanate	1.0	0.4	—	—	1.4
Kirazlı	0.3	112.5	—	—	112.8
Corporate and other	3.8	—	—	252.3	256.1
At June 30, 2019	$827.0	$1,674.0	$97.2	$252.3	$2,850.5

Young-Davidson	$608.9	$744.7	$90.7	—	$1,444.3
Mulatos	115.6	95.8	—	—	211.4
Island Gold	79.5	720.6	—	—	800.1
El Chanate	1.5	0.8	—	—	2.3
Kirazlı	0.3	105.3	—	—	105.6
Corporate and other	3.3	—	—	246.3	249.6
At December 31, 2018	$809.1	$1,667.2	$90.7	$246.3	$2,813.3

9	Alamos Gold Inc.

Q2 2019 FINANCIAL REPORT

(i) Right-of-use asset
On January 1, 2019, the Company adopted IFRS 16. As part of the adoption, the Company recorded a right-of-use asset of $2.4 million. The asset will be amortized over the remaining term of the contract, of 7.5 years.
Other
The carrying value of construction in progress at June 30, 2019 was $185.6 million (December 31, 2018 - $120.7 million).

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2019	December 31, 2018
Trade accounts payable and accrued liabilities	$105.8	$104.4
Royalties payable	3.4	4.8
Share-based compensation liability	3.6	1.6
Current portion of leases	2.0	2.6
Derivative liabilities (note 11)	1.1	5.3
	$115.9	$118.7

7.	SHARE CAPITAL

a)	Authorized share capital of the Company consists of an unlimited number of fully paid Class A common shares (Common Shares) without par value.

	Number of Shares	Amount
Outstanding at December 31, 2017	389,101,550	$3,691.7
Shares issued through:
Share-based compensation plans	1,984,698	12.9
Exercise of warrants	163,955	0.6
Outstanding at December 31, 2018	391,250,203	$3,705.2
Shares issued through:
Share-based compensation plans	274,574	1.0
Shares repurchased and cancelled (i)	(2,748,352)	(26.1)
Flow-through share financing (ii)	1,132,169	5.9
Exercise of warrants	45	—
Outstanding at June 30, 2019	389,908,639	$3,686.0

(i) Normal Course Issuer Bid
On December 24, 2018, a Normal Course Issuer Bid ("NCIB") was initiated permitting the Company to purchase for cancellation up to 25,513,043 Common Shares, representing 10% of the Company’s public float. The Company may purchase Common Shares under the NCIB over the twelve-month period beginning December 24, 2018 and ending December 23, 2019.
During the six months ended June 30, 2019, the Company repurchased and canceled 2,748,352 Common Shares at a cost of $11.4 million or $4.17 per share. The Company recognized $26.1 million as a reduction of share capital, with the remaining $14.7 million recognized as a gain within deficit.

10	Alamos Gold Inc.

Q2 2019 FINANCIAL REPORT

(ii)     Flow-through share financing
During the three months ended June 30, 2019,, the Company completed a Canadian Development Expense ("CDE") and Canadian Exploration Expense ("CEE") flow-through financing for gross proceeds of $7.5 million at a premium to the share price on the date of issuance. As a result, the Company issued 1,132,169 Common Shares.

b)    Stock options
The following is a continuity of the changes in the number of stock options outstanding:

	Number	Weighted average exercise price (CAD$)
Outstanding at December 31, 2017	10,429,345	$7.94
Granted	1,009,100	6.56
Exercised	(1,984,698)	2.40
Expired	(2,798,292)	12.70
Outstanding at December 31, 2018	6,655,455	$7.38
Granted	950,002	6.58
Exercised	(274,574)	2.86
Expired	(1,014,092)	9.88
Outstanding at June 30, 2019	6,316,791	$7.05
During the six months ended June 30, 2019, the weighted average share price at the date of exercise for stock options exercised was CAD $6.68 per share (for the year ended December 31, 2018 CAD $5.89 per share).
Stock options granted
During the six months ended June 30, 2019, the Company granted 950,002 stock options (six months ended June 30, 2018 - 1,009,100). The following table presents the weighted average fair value assumptions used in the Black-Scholes valuation:

For options granted for the three months ended:	June 30, 2019	March 31, 2018
Weighted average share price at grant date (CAD$)	6.58	6.56
Risk-free rate	1.64% - 2.06%	1.88% - 2.06%
Expected dividend yield	0.84%	0.70%
Expected stock price volatility (based on historical volatility)	54%	57%
Expected life of option (months)	42 - 84	42 - 84
Weighted average per share fair value of stock options granted (CAD$)	3.00	3.11
Stock options outstanding and exercisable as at June 30, 2019:

	Outstanding			Exercisable
Range of exercise prices (CAD$)	Number of options	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price (CAD$)
$3.01 - $7.00	3,443,339	5.39	4.99	1,820,608	4.33
$7.01 - $11.00	2,416,789	8.03	1.54	2,223,961	7.89
$11.01 - $15.00	244,731	13.15	0.18	244,731	13.15
$15.01 - $19.00	211,932	15.72	0.31	211,932	15.72
	6,316,791	$7.05	3.33	4,501,232	$7.11

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Q2 2019 FINANCIAL REPORT

c)	Other employee long-term incentives
The following is a continuity of the changes in the number of other long-term incentives ("LTI"):

	Restricted share units ("RSU")	Stock appreciation rights ("SAR")	Deferred share units ("DSU")	Performance share units ("PSU")
Outstanding units, December 31, 2017	1,500,934	1,055,525	480,605	599,705
Granted	611,717	—	164,808	440,420
Forfeited	(99,939)	(482,533)	—	(56,684)
Settled	(445,016)	(63,800)	—	0
Outstanding units, December 31, 2018	1,567,696	509,192	645,413	983,441
Granted	813,758	—	202,337	414,709
Forfeited/expired	(91,349)	(196,271)	—	—
Settled	(42,667)	(19,599)	(131,238)	(324,915)
Outstanding units, June 30, 2019	2,247,438	293,322	716,512	1,073,235
The settlement of LTI is either in cash or equity depending on the feature of the specific LTI plan. The settlement of SARs and DSUs are in cash, PSUs are equity or cash settled at the Company's discretion, and certain RSUs are cash settled with the remaining settled in cash or equity at the Company's discretion
d) Earnings per share
Basic earnings or loss per share amounts are calculated by dividing earnings or loss for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the period, including the effects of dilutive common share equivalents.

	For three months ended		For six months ended
	June 30,	June 30,	June 30,	June 30,
	2019	2018	2019	2018
Net earnings (loss)	$23.6	($8.9)	$40.4	($8.3)
Weighted average number of common shares outstanding (in thousands)	389,218	389,602	389,475	389,429
Basic earnings per share	$0.06	($0.02)	$0.10	($0.02)

Dilutive effect of potential common share equivalents (in thousands)	3,756	—	3,728	—

Diluted weighted average number of common shares outstanding (in thousands)	392,974	389,602	393,203	389,429
Diluted earnings per share	$0.06	($0.02)	$0.10	($0.02)

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Q2 2019 FINANCIAL REPORT

The following table lists the equity instruments excluded from the computation of diluted earnings per share. The instruments were excluded as they have an anti-dilutive effect on diluted earnings per share. The exercise price relating to the particular security exceeded the average market price of the Company's common shares of CAD $6.65 and CAD $6.34 for the three and six months ended June 30, 2019.

	For three months ended		For six months ended
	June 30,	June 30,	June 30,	June 30,
(thousands)	2019	2018	2019	2018
Stock options	2,902	9,658	4,861	9,658
Warrants	—	12,203	—	12,203
	2,902	21,861	4,861	21,861
(e)    Dividends
On February 19, 2019, the Company announced the doubling of its annual dividend from $0.01 paid semi-annually, to $0.01 paid quarterly. During the six months ended June 30, 2019, the Company declared and paid two quarterly dividends totaling $7.8 million.
(f)    Share purchase warrants
On January 7, 2019, 5,215,000 warrants with the ticker AGI.WT.A expired unexercised. The Company transferred $3.9 million from warrants to contributed surplus. As at June 30, 2019, the Company has no share purchase warrants outstanding.

8.	OTHER (LOSS) GAIN
Other (loss) gain recorded in net earnings:

	For three months ended		For six months ended
	June 30,	June 30,	June 30,	June 30,
	2019	2018	2019	2018
Unrealized (loss) gain on non-hedged derivatives	($4.4)	$1.8	($3.4)	$1.9
Gain on sale of non-core royalties (a)	8.0	—	8.0	—
Reduction of obligation to renounce flow-through exploration expenditures	—	0.2	—	0.4
Loss on disposal of assets	(0.7)	(0.2)	(0.7)	(1.7)
Other	(3.4)	0.2	(2.2)	0.7
	($0.5)	$2.0	$1.7	$1.3
(a)    Sale of non-core royalties
On April 1, 2019, the Company completed an agreement for the sale of a portfolio of non-core royalties to Metalla Royalty & Streaming Ltd. (“Metalla”) for proceeds of 8,239,698 Metalla common shares valued at $8.0 million. The Company recorded a gain of $8.0 million.

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9.	SUPPLEMENTAL CASH FLOW INFORMATION
Changes in working capital and income taxes received or paid:

	For three months ended		For six months ended
	June 30,	June 30,	June 30,	June 30,
	2019	2018	2019	2018
Amounts receivable	—	($5.2)	$2.8	$2.2
Inventory	(7.9)	9.1	(12.0)	7.9
Advances and prepaid expenses	5.8	0.3	4.0	(1.3)
Accounts payable and accrued liabilities	4.7	3.6	(7.4)	(0.6)
Income taxes paid	—	—	(4.1)	(4.2)
	$2.6	$7.8	($16.7)	$4.0

Interest received	$0.9	$0.5	$1.8	$1.0
Other non-cash items:

	For three months ended		For six months ended
	June 30,	June 30,	June 30,	June 30,
	2019	2018	2019	2018
Unrealized loss (gain) on non-hedged derivatives	$4.4	$—	$3.4	($0.1)
Gain on sale of non-core royalties	(8.0)	—	(8.0)	—
Reduction of obligation to renounce flow-through exploration expenditures	—	(0.2)	—	(0.4)
Loss on disposal of assets	0.7	0.2	0.7	1.7
Other non-cash items	0.9	(1.8)	—	(1.9)
	($2.0)	($1.8)	($3.9)	($0.7)

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Q2 2019 FINANCIAL REPORT

10.	SEGMENTED INFORMATION
(a) Segment revenues and results
The Company manages its reportable operating segments by operating mines and significant development projects. The Company operates in two principal geographical areas - Canada and Mexico. The Young-Davidson and Island Gold mines operate in Canada, and the Mulatos and El Chanate mines operate in Sonora, Mexico. The Company identifies the Kirazlı gold development project in Turkey as a separate segment due to it being in the construction phase. The results from operations for these reportable operating segments are summarized in the following tables:

For three months ended June 30, 2019
	Young-Davidson	Mulatos	Island Gold	El Chanate	Corporate/other[1]	Total
Operating revenues	$58.6	$52.5	$51.3	$5.7	—	$168.1
Cost of sales
Mining and processing	36.0	28.8	16.2	5.4	—	86.4
Royalties	0.7	0.3	2.4	—	—	3.4
Amortization	20.4	6.7	13.8	0.4	—	41.3
	57.1	35.8	32.4	5.8	—	131.1
Expenses
Exploration	—	0.8	0.2	—	0.5	1.5
Corporate and administrative	—	—	—	—	4.6	4.6
Share-based compensation	—	—	—	—	2.7	2.7
Earnings (loss) from operations	$1.5	$15.9	$18.7	($0.1)	($7.8)	$28.2
Finance expense						(0.7)
Foreign exchange gain						0.1
Other loss						(0.5)
Earnings before income taxes						$27.1

For the six months ended June 30, 2019
	Young-Davidson	Mulatos	Island Gold	El Chanate	Corporate/other[1]	Total
Operating revenues	$116.0	$99.6	$95.1	$13.5	—	$324.2
Cost of sales
Mining and processing	71.9	53.3	30.8	12.6	—	168.6
Royalties	1.7	2.6	4.5	—	—	8.8
Amortization	40.4	13.7	25.7	0.9	—	80.7
	114.0	69.6	61.0	13.5	—	258.1
Expenses
Exploration	—	1.7	0.4	—	1.0	3.1
Corporate and administrative	—	—	—	—	10.1	10.1
Share-based compensation	—	—	—	—	6.0	6.0
Earnings (loss) from operations	$2.0	$28.3	$33.7	—	($17.1)	$46.9
Finance expense						(1.2)
Foreign exchange gain						0.3
Other gain						1.7
Earnings before income taxes						$47.7
1. Corporate and other consists of corporate balances and exploration and development projects. During the construction phase of Kirazlı, all operating costs are capitalized to the project; and included in the Corporate and other segment.

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Q2 2019 FINANCIAL REPORT

For three months ended June 30, 2018
	Young-Davidson	Mulatos	Island Gold	El Chanate	Corporate/other[1]	Total
Operating revenues	$55.1	$64.1	$35.7	$14.0	—	$168.9
Cost of sales
Mining and processing	36.5	35.4	14.4	15.0	—	101.3
Royalties	0.9	3.8	1.6	—	—	6.3
Amortization	19.3	10.0	12.0	1.1	—	42.4
	56.7	49.2	28.0	16.1	—	150.0
Expenses
Exploration	—	1.7	—	—	0.5	2.2
Corporate and administrative	—	—	—	—	4.6	4.6
Share-based compensation	—	—	—	—	2.5	2.5
Earnings (loss) from operations	(1.6)	13.2	7.7	($2.1)	($7.6)	$9.6
Finance expense						(0.9)
Foreign exchange loss						(2.1)
Other gains						2.0
Earnings before income taxes						$8.6

For the six months ended June 30, 2018
	Young-Davidson	Mulatos	Island Gold	El Chanate	Corporate/other[1]	Total
Operating revenues	$114.6	$123.7	$72.3	$31.4	—	$342.0
Cost of sales
Mining and processing	72.5	67.3	28.0	30.4	—	198.2
Royalties	1.8	7.0	3.2	—	—	12.0
Amortization	39.4	18.5	24.3	2.3	—	84.5
	113.7	92.8	55.5	32.7	—	294.7
Expenses
Exploration	—	5.0	0.1	—	1.0	6.1
Corporate and administrative	—	—	—	—	9.0	9.0
Share-based compensation	—	—	—	—	4.1	4.1
Earnings (loss) from operations	$0.9	$25.9	$16.7	($1.3)	($14.1)	$28.1
Finance expense						(1.8)
Foreign exchange loss						(3.4)
Other gain						1.3
Earnings before income taxes						$24.2

1.	Corporate and other consists of corporate balances and exploration and development projects.

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Q2 2019 FINANCIAL REPORT

(b) Segment assets and liabilities
The following table presents assets and liabilities by segment:

	Total Assets		Total Liabilities
	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018
Young-Davidson	$1,573.2	$1,569.4	$262.8	$272.3
Mulatos	389.8	366.9	99.5	95.4
Island Gold	892.4	876.2	244.0	236.3
El Chanate	17.5	35.9	2.5	5.9
Kirazlı	124.5	120.9	12.2	10.1
Corporate/other	301.1	295.9	41.4	42.9
Total assets and liabilities	$3,298.5	$3,265.2	$662.4	$662.9

11.	FINANCIAL INSTRUMENTS
Fair values of financial instruments
The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. The Company does not have any non-recurring fair value measurements as at June 30, 2019. Levels 1 to 3 of the fair value hierarchy are defined based on the degree to which fair value inputs are observable or unobservable, as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the net asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable (supported by little or no market activity).

	June 30, 2019		December 31, 2018
	Level 1	Level 2	Level 1	Level 2
Financial assets (liabilities)
Fair value through profit or loss
Gold options	—	(3.4)	—	(0.1)
Fair value through OCI
Equity securities	15.8	—	7.8	—
Currency hedging derivative instruments	—	2.3	—	(4.7)
Fuel options	—	—	—	(0.5)
	$15.8	($1.1)	$7.8	($5.3)
The methods of measuring financial assets and liabilities have not changed during the three months ended June 30, 2019. The Company does not have any financial assets or liabilities measured at fair value based on unobservable inputs (Level 3).
The fair value of option and forwards (gold and currency) contracts are determined using a market approach with reference to observable market prices for identical assets traded in an active market. These are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.
Revolving Credit Facility
The Company has an undrawn revolving credit facility (the "Facility") of $400.0 million, expiring on September 20, 2022. The Facility bears interest at an interest rate of Libor plus 2.00% to 3.125% on drawn amounts and stand-by fees of 0.45% to 0.70% on undrawn amounts, based on the Company's net leverage ratio, as defined in the agreement.
The Facility is secured against all of the material present and future assets, property and undertakings of the Company. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It

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Q2 2019 FINANCIAL REPORT

contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at June 30, 2019, the Company is in compliance with the covenants and the Facility is fully undrawn.
Derivative Instruments

The fair value of derivative instruments is as follows:

	June 30,	December 31,
	2019	2018
Derivatives designated as hedging instruments
Currency hedging derivative instruments	$2.3	($4.7)
Fuel option	—	($0.5)

Derivatives not designated as hedging instruments
Gold option liability	($3.4)	($0.1)

Currency derivative instruments
The Company enters into option and forward contracts to economically hedge against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option and forward contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, and the Company believes this is an appropriate manner of managing currency risk.
The effective portion of the changes in fair value of the hedging instrument for the three and six months ended June 30, 2019 recorded in accumulated other comprehensive income is:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2019	2018	2019	2018

Balance, beginning of the period	$1.9	$4.6	($1.4)	$6.0
Unrealized gain (loss) on currency instruments	2.7	(3.7)	7.7	(2.3)
Less: realized gains on CAD currency instruments	—	(1.6)	—	(4.4)
Less: realized (gains) loss on MXN currency instruments	(0.4)	0.1	(0.7)	(0.1)
Deferred income tax related to hedging instruments	(0.6)	1.2	(2.0)	1.4
	$3.6	$0.6	$3.6	$0.6
For the three and six months ended June 30, 2019, the Company did not recognize any ineffectiveness on the hedging instruments.

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Q2 2019 FINANCIAL REPORT

The contracts, which settle on a monthly basis in 2019, are summarized as follows:
Canadian dollar contracts

Period Covered	Contract type	Contracts (CAD$ Millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2019	Collars	189.0	1.30	1.35
2020	Collars	27.0	1.32	1.37
Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average minimum rate (MXN/USD)	Average maximum rate (MXN/USD)
2019	Collars	630.0	19.58	22.37
2020	Collars	150.0	19.50	22.10
The fair value of these contracts was an asset of $2.3 million at June 30, 2019 (December 31, 2018 - liability of $4.7 million).
Gold option contracts

As at June 30, 2019, the Company held option contracts to protect against the risk of a decrease in the value of the gold price on a portion of gold sales.  These option contracts ensure a minimum average realized gold price of $1,298 per ounce and a maximum average realized gold price of $1,421 per ounce, regardless of the movement in gold prices during 2019.

The following gold collar and forward contracts are outstanding as of June 30:

Period Covered	Contract type	Ounces subject to contract	Average purchase put option	Average sold call option
2019	Collars	100,050	$1,298	$1,421
The fair value of these contracts was a liability of $3.4 million at June 30, 2019 (December 31, 2018 - liability of $0.1 million). The options mature through the remainder of 2019.
For the three and six months ended June 30, 2019, the Company realized losses of $0.1 million related to the settlement of option contracts (for the three and six months ended June 30, 2018 - $0.3 million). The Company recorded unrealized losses of $4.3 million and $3.3 million, for the three and six months ended June 30, 2019 (for the three and six months ended June 30, 2018- $1.9 million). The Company has elected to not apply hedge accounting to gold option contracts, with changes in fair value recorded in net earnings.
Fuel contracts
The Company enters into option contracts to economically hedge against the risk of an increase in the price of diesel fuel. These option contracts are for the purchase of New York Harbour Ultra Low Sulfur Diesel ("ULSD") contracts, which settle on a monthly basis, and the Company believes this is an appropriate manner of managing price risk.
As at June 30, 2019, the Company has hedged 1.37 million gallons of diesel at a range of $1.83 to $2.08 per gallon.
For the three and six months ended June 30, 2019, the Company has an unrealized loss of $0.1 million and a gain of $0.5 million, recorded in accumulated other comprehensive loss related to the fuel hedges.

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Q2 2019 FINANCIAL REPORT

12.	COMMITMENTS
Capital commitments
As of June 30, 2019, the Company has $46.5 million in committed capital purchases (December 31, 2018 - $24.5 million).
Royalties
During the first quarter of 2019, the Company reached two million ounces of cumulative production at the Mulatos Mine, thus completing the third party royalty commitment. The Company incurred an expense of $nil and $2.1 million for the three and six months ended June 30, 2019 (three and six months ended June 30, 2018 - $3.5 million and $6.4 million). The only royalty expense remaining is the 0.5% Extraordinary Mining Duty, which totaled $0.3 million and $0.5 million for the three and six months ended June 30, 2019, payable to the Mexican government (three and six months ended June 30, 2018 - $0.3 million and $0.5 million).
The Company pays a 1.5% net smelter royalty on production from the Young-Davidson mine. For the three and six months ended June 30, 2019, the Company recorded a royalty expense of $0.7 million and $1.5 million (three and six months ended June 30, 2018 - $0.9 million and $1.8 million). In addition, other royalties related to production totaled $nil and $0.2 million for the three and six months ended June 30, 2019 (three and six months ended June 30, 2018 - $0.1 million and $0.1 million).
At the Island Gold mine, the Company pays a 3% net smelter royalty on production from the Lochalsh claims, a 2% net smelter return royalty in addition to a 15% net profit interest royalty per ounce produced from the Goudreau claims, as well, a 4.38% net smelter return royalty and a 10.38% net profit interest royalty per ounce produced from Goudreau Lake property. For the three and six months ended June 30, 2019, the Company recorded a royalty expense of $2.4 million and $4.5 million at Island Gold (three and six months ended June 30, 2018 - $1.6 million and $3.2 million).
In addition, a third party has a 2% net smelter return royalty on production from a portion of the Company's Turkish projects. The Company is also subject to a state royalty on production in Turkey, subject to certain deductions. No payments have been made, as the projects are not in production.

20	Alamos Gold Inc.